Exhibit 99.4

Imperial Tobacco Group PLC has today received a notification dated 20 April 2005, that with effect from 19 April 2005, the holding of Barclays PLC has fallen below the notification threshold and therefore ceases to be notifiable under Part VI of the Companies Act 1985 (as amended by the Companies Act 1989).

T M WILLIAMS

DEPUTY COMPANY SECRETARY